# Trinity Mirror plc

RECEIVED

2009 FEB -2 A

6 November 2008

[redacted]

09045250

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

CBridges

Corinna Bridges GradICSA
Company Secretarial Assistant

PROCESSED
FEB 04 2009
THOMSON REUTERS

*Encs.*

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g3-2(b)

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Trinity Mirror PLC |
| **TIDM** | TNI |
| **Headline** | Holding(s) in Company |
| **Released** | 11:43 06-Nov-08 |
| **Number** | 6040H11 |

RNS Number : 6040H
Trinity Mirror PLC
06 November 2008

# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Tri Mirro |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
| An acquisition or disposal of voting rights | √ |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |
| **3. Full name of person(s) subject to the** | Twee |

12g3-2(b)

| | |
|---|---|
| **notification obligation:** | Brov Comp LL( |
| **4. Full name of shareholder(s)** (if different from 3.): | Tweed) Browne Global Fund |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 4 Nove 2008 |
| **6. Date on which issuer notified:** | 5 Nove 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 5% |
| **8. Notified details:** | |

**A: Voting rights attached to shares**

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights [viii] | Number of shares | Number of voting rights [ix] | | % of voting righ | |
| | | | Direct | Direct [x] | Indirect [xi] | Direct | Indii |
| Ordinary Shares GB0009039941 | 14,887,173 | 14,887,173 | 11,726,150 | 11,726,150 | | 4.55% | |

**B: Financial Instruments**

Resulting situation after the triggering transaction [xii]

| Type of financial instrument | Expiration date [xiii] | Exercise/ Conversion Period/ Date [xiv] | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of v( rights |
|---|---|---|---|---|
| | | | | |

N/A

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 11,726,150 | 4.55% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]: |
|---|
| N/A |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |
| 13. Additional information: | |
| 14. Contact name: | Kenneth Leopold |
| 15. Contact telephone number: | 001 212 916 0600 |

This information is provided by RNS
The company news service from the London Stock Exchange

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